SCHEDULE 14A
(Rule 14A-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
(Amendment No.)

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12.

ZAXIS INTERNATIONAL INC.

(Name of Registrant as Specified in its Charter)

N/A

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies: ....

(2) Aggregate number of securities to which transaction applies: ....

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined): ....

(4) Proposed maximum aggregate value of transaction: ....

(5) Total fee paid: ....

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid: ....

(2) Form, Schedule or Registration Statement No.: ....

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(4) Date Filed: ....

ZAXIS INTERNATIONAL INC.
1890 Georgetown Road
Hudson, Ohio 44236

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD AUGUST 10, 2000

To Our Stockholders:

The Annual Meeting (the "Annual Meeting") of Stockholders of Zaxis International Inc. (the "Company") will be held at the Holiday Inn/Hudson at 240 Hines Hill Road, Hudson, Ohio 44236, on August 10, 2000, at 10:00 a.m. (EDT) for the following purposes:

I.   To elect five Directors of the Company for the ensuing year.

II. To amend the Certificate of Incorporation to increase the number of shares of Common Stock to 20,000,000 from 12,000,000.

III. To amend the Certificate of Incorporation to authorize 10,000,000 shares of Preferred Stock.

IV. To approve an increase in the number of shares reserved for the Non-Employee Directors' Stock Option Plan.

V.   To ratify the appointment of Ernst & Young LLP as the independent public accountant for the Company for the year 2000.

VI. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Only stockholders of record as of the close of Business on July 17, 2000, are entitled to notice of, and to vote at, the Annual Meeting.

By Order of the Board of Directors,

Charles L. Maimbourg
Secretary

July 21, 2000

YOUR VOTE IS IMPORTANT

TO ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING, PLEASE SIGN AND DATE THE ENCLOSED PROXY LETTER AND PROMPTLY RETURN IT IN THE ENCLOSED STAMPED ENVELOPE FOR WHICH NO ADDITIONAL POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES

ZAXIS INTERNATIONAL INC.
1890 Georgetown Road
Hudson, Ohio 44236

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON AUGUST 10, 2000

INTRODUCTION

This Proxy Statement is being furnished to stockholders of Zaxis International Inc., a Delaware corporation (the "Company"), in connection with the solicitation of proxies by the Board of Directors of the Company from the holders of the Company's common stock, par value $.01 per share ("Common Stock"), for use at the Annual Meeting of Stockholders of the Company to be held at 10:00 a.m., EDT, on August 10, 2000 (the "Annual Meeting"), at the Holiday Inn/Hudson at 240 Hines Hill Road, Hudson, Ohio 44236.

Stockholders of record as of the close of business on July 17, 2000, are entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof. On June 30, 2000, there were 8,470,776 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote on all matters brought to a vote at the Annual Meeting. The Company has no other class of voting securities outstanding.

Shares of Common Stock cannot be voted at the Annual Meeting unless the holder thereof is present in person or represented by proxy. When proxies in the accompanying form are returned properly executed, the shares represented thereby will be voted as specified on such proxies. If no specific instructions are given, the shares will be voted FOR the election of the nominees for directors set forth herein; FOR the amendments of the Company's Certificate of Incorporation; FOR the increase in the number of shares under the Directors' Option Plan; and FOR ratification of the appointment of independent accountants. In addition, if other matters come before the Annual Meeting, the persons named in the accompanying form of proxy will vote in accordance with their best judgment with respect to such matters. Any stockholder giving a proxy has the right to revoke it at any time prior to its exercise by delivering a notice in writing to the Secretary of the Company, by delivering a validly executed, later dated proxy, or by voting in person at the Annual Meeting.

At the Annual Meeting, the inspector of elections appointed for the Annual Meeting will tabulate the results of stockholder voting. The Company's By-laws provide that the presence in person or by proxy of the holders of one-third of the shares entitled to vote at any meeting shall constitute a quorum for the transaction of business. Properly executed proxies that are (i) marked "abstain" or (ii) held in "street name" by brokers and that are not voted on one or more particular proposals (if otherwise voted on at least one proposal), will be counted for purposes of determining whether a quorum has been achieved at the Annual Meeting. Abstentions and broker non-votes will have the same effect as a vote against the proposal to which such abstention applies.

The approximate date on which this Proxy Statement and the enclosed proxy are first being sent to stockholders is July 21, 2000.

I. ELECTION OF DIRECTORS

At the Annual Meeting, five Directors are to be elected for the ensuing year to hold office until the next Annual Meeting and until their successors shall have been elected. Pursuant to the Company's By-laws, provided that a quorum is present, the candidates receiving the highest number of votes up to the number of Directors to be elected shall be elected. Unless otherwise specified, the shares represented by the enclosed proxy will be voted "FOR" the election of the five nominees named below. In the event that any nominee refuses or is unable to serve as a Director (which is not now anticipated), the persons named as proxies reserve full discretion to vote for such other person as may be nominated.

INFORMATION AS TO THE NOMINEES, THE BOARD OF DIRECTORS AND THE EXECUTIVE OFFICERS OF THE COMPANY

Set forth below is information about each nominee for election as a Director and each executive officer of the Company (based on information supplied by him), including his name, age, positions with the Company (other than as a Director) and principal occupations during the past five years.

Name, Age and Positions With the Company	Occupation and Other Information
NOMINEES	
Stephen N. Anderson, 61 Director	Mr. Anderson was elected to the Board in December 1999. He is President of Six Sigma Group, Inc., a San Francisco based strategic management consulting firm focused on pre-public and public growth companies in the United States and offshore.
Dr. Malvin L. Eutick, OAM 50, Director	Dr. Eutick was elected to the Board in December 1999. He is a non-executive Director of a number of biotechnology and medical start up companies in Australia including Progen Industries Pty Ltd. and TUTA Laboratories Pty Ltd. In addition, Dr. Eutick is the Executive Director of Opthalmic Laboratories Pty Ltd., an Australian-based pharmaceutical company.
Steven C. Ficyk, 39 Director	Mr. Ficyk was elected to the Board in December 1999. He is a registered investment professional, who over the past seventeen years has held positions with Merrill Lynch and A.G. Edwards serving both retail and institutional investors. Mr. Ficyk is currently associated with Round Hill Securities, Inc.
Ronald F. Hanson, 63 Director	Mr. Hanson is currently Chairman of the Board being elected to this position and the Board of Directors in December 1999. He is founder of his own financial planning firm and is a Chartered Financial Consultant with nearly 40 years of professional experience working with high net worth business owners and executives.
Melvin Weisblatt, 58 Director	Mr. Weisblatt was elected to the Board in December 1999. Mr. Weisblatt has held management positions with Zaxis Inc., Amersham Inc., and United States Biochemical Corporation.
EXECUTIVE OFFICERS	
John T. Hrobsky, 50 President & Chief Executive Officer	Mr. Hrobsky has been the President & Chief Executive Officer at Zaxis International Inc. since December 1999. He has over 25 years of experience in the medical industry with both established and early stage companies. Prior to joining the Company, Mr. Hrobsky held positions with NeuroControl Corporation and Cochlear Corporation.
Charles L. Maimbourg, 39 Secretary and Chief Financial Officer	Mr. Maimbourg joined Zaxis International Inc. in April 2000 as its Chief Financial Officer. Previously, he was the Vice President & Chief Financial Officer at TRION Technologies, Inc. and a Partner with Ernst & Young LLP.

The Board of Directors held 14 meetings during the fiscal year ended December 31, 1999. The Board of Directors has an Audit Committee, comprised of Messrs. Ficyk and Hanson. The Audit Committee's primary function is to review the reports of the Independent Public Accountant and to review management's response to the recommendations of Independent Public Accountant. During fiscal 1999, Directors earned options for shares of Common Stock in accordance with the 1996 Non-Employee Directors' Stock Option Plan as compensation for their services.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF THE FOREGOING NOMINEES.

COMMON STOCK OWNERSHIP

The following table sets forth, as of June 30, 2000, based on information provided to the Company by the persons named in the table, the number of shares of Common Stock owned by each Director, the Chief Executive Officer and by all the Directors and executive officers of the Company as a group, and the persons or groups of persons known to the Company to be the beneficial owners of more than 5% of the Common Stock of the Company.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage Ownership
Ronald Hanson .... 815 Superior Avenue Cleveland, Ohio 44114	346,356(2)	2.79%
Melvin Weisblatt...................................... 3989 East Ash Lane Orange Village, Ohio 44122	3,333	.03%
John Hrobsky .... 1890 Georgetown Road Hudson, Ohio 44236	50,000(3)	.40%
All Directors and Executive Officers as a Group (Seven Persons)	424,689(4)	3.43%
Progen Industries Ltd. .... 2806 Ipswich Road Darra Qld 4076, Australia	1,334,884(5)	10.77%
MML Management Ltd.................................. 19 Willis Street Armadale 3143 Melbourne, Australia	1,069,881(6)	8.63%

(1) Except as otherwise indicated, the persons listed as beneficial owners of the shares of Common Stock have sole voting and investment power with respect to those shares.

(2) Includes 126,979 shares that are owned by Mr. Hanson's spouse and other entities Mr. Hanson is associated with and 92,000 shares issuable upon the exercise of warrants.

(3) Includes 25,000 shares issuable upon the exercise of warrants.

(4) Includes 25,000 shares issuable upon exercise of stock options granted under the 1996 Employees Stock Option Plan, 126,979 shares owned by entities or individuals associated with a Director of the Company, and 117,000 shares issuable upon the exercise of warrants.

(5) Includes 1,334,884 shares issuable upon conversion of notes and exercise of warrants.

(6) Includes 684,253 shares issuable upon conversion of notes and exercise of warrants.

Messrs. Anderson, Eutick, Ficyk, Hanson and Weisblatt, who are currently Directors, filed the required Forms 3, 4 and 5 for the year ended December 31, 1999 prior to the date of this filing. Mr. Hrobsky, the Company's President & Chief Executive Officer, has filed the required Forms 3 and 5 for the year ended December 31, 1999 prior to the date of this filing.

EXECUTIVE COMPENSATION

The following table sets forth compensation earned by Messrs. Bedell and Hrobsky as the Company's President & Chief Executive Officer during 1999. No other executive officer received compensation during 1999 in excess of $100,000.

Name and Position	Year	Compensation
John Hrobsky . . . . *President & Chief Executive Officer since December 16, 1999*	1999	$ 0
Conaly Bedell . . . . *President & Chief Executive Officer until December 15, 1999*	1999	$42,005

There were no bonuses, other compensation or long-term compensation awards or payouts in 1999.

II. AMEND CERTIFICATE OF INCORPORATION TO INCREASE NUMBER OF AUTHORIZED COMMON SHARES

The fully diluted stock allocation of the Company (issued and reserved) is currently in excess of the Company's authorized number of common shares. The present authorized number of shares is 12,000,000. The Company intends to negotiate additional investments during 2000, and sizeable investments could require an issue of stock that would necessitate a larger authorization, thus the proposal to increase the authorized to 20,000,000 shares of common stock.

RESOLVED: That the Certificate of Incorporation of the Company be amended as follows:

The Corporation shall be authorized to issue thirty million (30,000,000) shares of capital stock, of which 20,000,000 shall be shares of Common Stock, $.01 par value ("Common Stock"). The Common Stock shall be subject to the express terms of the Preferred Stock if approved by the stockholders and any series thereof. Each share of Common Stock shall be equal to every other share of Common Stock and the holders thereof shall be entitled to one vote for each share of such stock on all questions presented to the shareholders. The owners of Common Stock shall not have cumulative voting rights.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED COMMON SHARES TO 20,000,000.

III. TO AMEND THE CERTIFICATE OF INCORPORATION TO AUTHORIZE THE ISSUANCE OF PREFERRED SHARES

The fully diluted common stock allocation of the Company (issued and reserved) is currently in excess of the Company's authorized number of common shares. Common stock is currently the only class of stock authorized or issued by Zaxis International Inc. The Company intends to negotiate additional investments during 2000, and it is possible that additional financing could be more readily arranged through the issuance of Preferred Stock, thus the proposal to provide for establishment of preferred class(es) of stock, to a maximum of 10,000,000 shares.

RESOLVED: That the Certificate of Incorporation of the Company be amended as follows:

The Corporation shall be authorized to issue thirty million (30,000,000) shares of capital stock, of which ten million (10,000,000) shall be shares of Preferred Stock, $1.00 par value, which may be issued in one or more series ("Preferred Stock"). The Board of Directors of the Corporation is authorized to fix the powers, preferences, rights, qualifications, limitations or restrictions of the Preferred Stock and any series thereof pursuant to Section 151 of the Delaware General Corporation Law. The Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO AUTHORIZE THE ISSUANCE OF 10,000,000 SHARES OF PREFERRED STOCK.

IV. INCREASE NUMBER OF SHARES RESERVED FOR NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

The Company has a stock option plan that serves in lieu of cash compensation to the Directors of the Company for service in that capacity. The original allocation of 100,000 shares has been issued under the mandatory issue terms of the plan. The increase in allocation is necessary for the Company to continue to be in compliance with the plan as approved by shareholders in 1996.

RESOLVED: That the 1996 Non-Employee Directors' Stock Option Plan of the Company be amended as follows:

That Section 3 of the 1996 Non-Employee Directors' Stock Option Plan ("Plan") is hereby amended to increase the number of shares reserved for issuance thereunder from one hundred thousand (100,000) shares of Common Stock to two hundred fifty thousand (250,000) shares of Common Stock and the Company hereby reserves an additional one hundred fifty thousand (150,000) shares of Common Stock for issuance under the Plan.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE AMENDMENT TO THE NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN TO INCREASE THE NUMBER OF SHARES RESERVED FOR ISSUANCE TO 250,000.

V. INDEPENDENT PUBLIC ACCOUNTANT

The public accounting firm of Ernst & Young LLP was the Company's independent public accountant for fiscal 1999 and has been appointed, subject to stockholder ratification at the Annual Meeting, to continue in such capacity for the current fiscal year. A representative of Ernst & Young LLP is expected to be present at the Annual Meeting and will have an opportunity to respond to appropriate questions and make a statement if he or she so desires.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE INDEPENDENT ACCOUNTANT FOR THE COMPANY.

VI. OTHER MATTERS

The Company's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission has been included with the proxy materials. All expenses of the Company in connection with this solicitation will be borne by the Company. Solicitation will be made principally by mail, but officers and regular employees may solicit proxies by telephone or in person. The Company will request brokers and other nominees who hold Common Stock in their names to forward proxy materials to the beneficial owners and will pay the expenses associated therewith.

For a stockholder proposal to be included in next year's proxy statement for presentation at the 2001 Annual Meeting it must be received by the Secretary of the Company at its principal executive offices not later than January 8, 2001.

By Order of the Board of Directors,

Charles L. Maimbourg
Secretary

Cleveland, Ohio
July 21, 2000

YOU ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING OF STOCKHOLDERS IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN THE ENCLOSED POSTAGE PREPAID ENVELOPE.

Following are directions for those shareholders who will be attending the Annual Meeting of Stockholders to be held on August 10, 2000 at 10:00 a.m. (EDT) at the Holiday Inn/Hudson at 240 Hines Hill Road, Hudson, Ohio.

From Cleveland

Take 71 South to Ohio Turnpike (Route 80) East to Exit 180 (Exit 12) then take Route 8 for about ¼ mile and turn left onto Hines Hill Road that will lead to the Holiday Inn/Hudson's parking lot (Holiday Inn is visible from Route 8 on left)

From Akron

Take Route 8 North then turn left onto Hines Hill Road that will lead to the Holiday Inn/Hudson's parking lot (Holiday Inn is visible from Route 8 on left)

From Columbus

Take 71 North to 271 North to Route 8 South then turn right onto Hines Hill Road that will lead to the Holiday Inn/Hudson's parking lot

DETACH HERE

- -

ZAXIS INTERNATIONAL INC.
1890 Georgetown Road
Hudson, Ohio 44236

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Mr. Steven C. Ficyk and Mr. Melvin Weisblatt, or either of them, proxies of the undersigned with full power of substitution, to vote for the undersigned at the Annual Meeting of Stockholders to be held on August 10, 2000, at 10:00 a.m. (EDT), at Holiday Inn/Hudson at 240 Hines Hill Road, Hudson, Ohio, or at any adjournment(s) or postponement(s) thereof, as follows:

Election of Directors, Nominees:

STEPHEN N. ANDERSON, DR. MALVIN L. EUTICK, STEVEN C. FICYK, RONALD F. HANSON and MELVIN WEISBLATT

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE FIVE NOMINEES LISTED ABOVE AND FOR PROPOSALS II, III, IV and V.

You are encouraged to specify your choice by marking the appropriate boxes, but you need not mark any boxes if you wish to vote in accordance with the Board of Directors' recommendations. The Proxies cannot vote your shares unless you sign and return this Card.

I. ELECTION OF DIRECTORS:
☐ FOR ALL   ☐ WITHHELD ALL
☐ For, except vote withheld from the following nominee(s): _____

II. Amend Certificate of Incorporation to increase number of authorized common shares to 20,000,000.
☐ FOR   ☐ AGAINST   ☐ ABSTAIN

III. Amend Certificate of Incorporation to authorize the issuance of 10,000,000 preferred shares.
☐ FOR   ☐ AGAINST   ☐ ABSTAIN

IV. Increase number of shares reserved for Non-Employee Directors' Stock Option Plan to 250,000.
☐ FOR   ☐ AGAINST   ☐ ABSTAIN   *(Continued and to be signed on other side)*

Please note that effective May 1, 2000 National City Bank became Zaxis International Inc.'s stock transfer agent. For assistance with stock transfer and other shareholder services, please contact National City Bank at 800.622.6757 (toll free), by fax at 216.476.8508 or

By Mail

National City Bank, Dept. 5352
Corporate Trust Operations
P. O. Box 92301
Cleveland, OH 44193-0900

By Courier/Overnight Mail

National City Bank, Dept. 5352
Corporate Trust Operations
3rd Floor — North Annex
4100 West 150th Street
Cleveland, OH 44135-1385

We suggest you keep the top portion of this card for future reference if you require any assistance or have questions regarding your shareholder account.

Zaxis International Inc.
c/o Corporate Trust Services

DETACH HERE
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(Continued from other side)

V. Ratification of the appointment of Ernst & Young LLP as the independent accountants for Zaxis International Inc.
☐ FOR   ☐ AGAINST   ☐ ABSTAIN

VI. In their discretion on all other matters that may properly come before the meeting.
☐ GRANT AUTHORITY   ☐ WITHHOLD AUTHORITY

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE FIVE NOMINEES LISTED HEREON AND PROPOSALS II, III, IV, AND V.

PLEASE DATE AND SIGN EXACTLY AS NAME APPEARS HEREON, AND RETURN THIS PROXY IN THE ENCLOSED ENVELOPE.

No postage need be affixed to the enclosed envelope if mailed in the United States. Your prompt attention will be of assistance.

DATE _____

_____
Signature

_____
Signature

Signature (Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, administrator, executor, trustee, guardian, etc., please add your title as such.)